Exhibit 99.1

Abits Group Inc Announces Operational Updates For The Quarter Ended December 31, 2023

Hong Kong, January 30, 2024 (GLOBE NEWSWIRE) – Abits Group Inc (NASDAQ: ABTS), a company engaged in the crypto mining business, has released its operations update for the quarter ended December 31, 2023.

As previously reported, the Company completed the construction of its mining center at Duff, near the city of La Follette in the State of Tennessee in October 2023. The center is deployed with 1180 units of S19XP Hydro miners (20.8J) and 400 units of S19J Pro miners. As of December 31, 2023, the maximum mining hash rate reached 298 PH/s.

During the fourth quarter ended December 31, 2023, the Company produced 43.94 bitcoins, including a small contribution of 4.34 bitcoins from its facility in Kazakhstan.

Currently, the company is in the process of constructing a new generation of dry-cooler-type hydro containers, which is expected to be completed by the first quarter of 2024. Based on the company’s preliminary estimate, upon completion of the project, the hash rate by then could reach up to 340 PH/s.

About Abits Group Inc

Abits Group Inc is a U.S.based Digital Data Center operator with bitcoin self-mining operations. For more information, please visit www.abitsgroup.com/ Email: ir@abitgrp.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.